Exhibit 99.2
COMPANY STATEMENT

28 November 2007
For media enquiries please call Peter Baker on:
Tel: (02) 8274 5239
For analyst enquiries please call Steve Ashe on:
Tel: (02) 8274 5246 Mob: 0408 164 011.

False claims against James Hardie
An article in the Sydney Daily Telegraph today has generated significant media attention about the claim made in that article that James Hardie withheld a doctor’s report relating to the late Mr Banton for the purpose of denying Mr Banton compensation. The allegation made in the article is wrong and appears to be designed solely to incite anger and adverse opinion against James Hardie.
James Hardie did not manage Mr Banton’s asbestosis-related claim in 2000 or the recent mesothelioma-related claim settled last week. James Hardie does not have a copy of the doctor’s report referred to in the article.
Following today’s media, James Hardie has made enquiries regarding the handling of the claims. Based on these enquiries, James Hardie understands that a doctor’s report commenting on Mr Banton’s x-ray history was prepared in 2000. This report was not tabled in 2000 because Mr Banton’s medical condition was not in question — there was no dispute concerning his diagnosis of asbestosis. In 2007, the report was tabled, but as part of a comprehensive tabling of all materials designed to enable the case to be expedited. It was in no way used to prevent or limit compensation to Mr Banton as implied in today’s article. Such a suggestion is scurrilous.
Our enquiries also lead us to believe that it would be unusual for employees not to be presented with the results of x-rays which were taken regularly as part of Amaca’s standard health monitoring service.
James Hardie assures all stakeholders that it intends to uphold its part of the funding agreement that Mr Banton and others worked so hard to achieve. All those involved in the development of the agreement, including Mr Banton, recognised that for the funding agreement to be viable over its lifetime of 40+ years, James Hardie has to remain strong and successful. Articles that incite vilification against James Hardie will make it more difficult to achieve this.
Background
James Hardie is repeatedly described in error as managing the claims by the late Mr Banton for compensation. James Hardie did not manage Mr Banton’s 2000 claim for compensation, or his recent 2007 claim. The compensation matters were handled by Allianz, the workers’ compensation insurer for Amaca, the former James Hardie subsidiary which employed Mr Banton as part of the Hardie BI joint venture between James Hardie and CSR.
Mr Banton received compensation from Allianz in 2000. Because a further claim is uncommon, Amaca asked the NSW Court of Appeal to confirm the nature of damages to be paid in relation to his recent claim. Contrary to some media commentary that the request was designed to delay the matter, the reality is that the course of action was intended to ensure that the damages were assessed appropriately and paid according to law. The matter was settled on 22 November 2007.
END

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Contact details follow

Media Enquiries:
Peter Baker

Telephone:	61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos provision; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; and foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoing list and factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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